IHEARTCOMMUNICATIONS, INC.

20880 Stone Oak Parkway

San Antonio, Texas 78258

April 26, 2019

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Paul Fischer

Re:	iHeartCommunications, Inc. and Co-Applicants
Application for Qualification of Indenture on
Form T-3 With Respect to 6.375% Senior Secured Notes due 2026
File No. 022-29062

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to 6.375% Senior Secured Notes due 2026 originally filed on September 26, 2018 (File No. 022-29062) (as amended) (the “Senior Secured Notes Form T-3”), of iHeartCommunications, Inc. (the “Company”) and the Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Senior Secured Notes Form T-3 to 4:00 p.m. Eastern Time, on Monday, April 29, 2019, or as soon as possible thereafter.

Please contact Ana Sempertegui of Kirkland & Ellis LLP at (312) 862-2312 as soon as the Senior Secured Notes Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, IHEARTCOMMUNICATIONS, INC.

By:	/s/ Richard J. Bressler
Name:	Richard J. Bressler
Title:	President, Chief Financial Officer and Chief Operating Officer

cc:	James S. Rowe
Ana Sempertegui
Kirkland & Ellis LLP